SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of February 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                         Form 20-F  X     Form 40-F
                                   ---              ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes           No  X
                                    ---          ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Genesys Conferencing Logo

FOR IMMEDIATE RELEASE
WEDNESDAY, FEBRUARY 6, 2002

             GENESYS CONFERENCING Q4 2001 call volumes increase 35%
                             to 237 million minutes

            High margin automated services reach 59% of call volumes
           Genesys Conferencing reiterates comfort with 2001 guidance
                    Management also establishes 2002 guidance
      Additional savings opportunities through consolidation of N. American call centers


MONTPELLIER, France, February 6, 2002 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conference specialist, reported today that pro forma revenues (unaudited) increased 6.7% to Euro 54.5 (US$48.6) million for the fourth quarter ended December 31, 2001, from Euro 51.0 (US$45.5) million in the fourth quarter of 2000. Pro forma numbers give effect to the Company's acquisitions of Vialog and Astound Inc. as if they occurred on January 1, 2000. Total call volumes were 237 million minutes, up 35.4% on a pro forma basis from the fourth quarter of 2000, reflecting a continued shift to lower priced but higher-margin automated services. Automated services call volumes increased 107.6% from the prior year and accounted for 41.0% of total revenues, and 59.0% of total call volumes for the fourth quarter of 2001.

The Company is currently reviewing the carrying value of its goodwill and other intangible assets related to its previous acquisitions. While its revaluation has not been completed, Genesys Conferencing said it expects to post a non-recurring, non-cash charge for the fourth quarter of 2001, reflecting overall stock market declines. This charge will have no effect on operations.

Strong Improvement through 2001

For the year, pro forma revenues (unaudited) increased 16.6% to Euro 212 (US$189.1) million from Euro 181.8 (US$162.1) million in 2000, in line with previously issued guidance. Based on unaudited results, pro forma EBITDA for the year is also expected to be in line with previously issued guidance of 12% to 14% of revenue and is another sequential quarterly improvement.

Consolidation of North America Operating Centers

The Company announced plans to further consolidate its call-center operations in North America to provide higher levels of customer service and improve operating efficiencies. Genesys Conferencing will consolidate six North American call centers into three multimedia call centers. The three remaining call centers have the capacity to absorb the current volume and to provide for future growth. The operating centers affected include Montgomery, Alabama, and Bedford, Massachusetts, which are expected to close by the end of the second quarter, and Denver, Colorado, which is expected to close in the third quarter.

Based on these initiatives, the Company expects to record a pretax restructuring charge of approximately Euro 4.0 (US$3.6) million in the first quarter ending March 31, 2002. This charge will include employee severance, facility lease commitments, write-off of certain tangible and intangible assets, and other related costs associated with exiting the three facilities. The net cash impact of the consolidation is expected to be neutral in the short term as a result of the savings generated. Genesys Conferencing expects it will realize annual cost savings from this consolidation in the range of Euro 3.5 (US$3.1) million to Euro 4.0 (US$3.6) million starting in the third quarter of 2002.

Francois Legros, Chairman and Chief Executive Officer stated, "We believe this consolidation reflects Genesys Conferencing's strategy to reduce costs, improve operational efficiencies and ultimately, provide increased shareholder value. We believe that we will realize substantial cost benefits and operational synergies across all aspects of our Company." Francois Legros continued, "The continued growth of automated services helped create the opportunity to further consolidate our North American call centers and we will continue to scrutinize costs while pursuing our strategy of launching innovative conferencing services."

Genesys Meeting Center / Genesys Events Managed Services

The recently launched Genesys Meeting Center, the first fully integrated audio and web conferencing platform, has continued to gain strong momentum. The Company projects that Genesys Meeting Center will reach 20% penetration of its automated audio service clients by end of 2002.

Post consolidation, the Company will deploy in its call centers its new Event and Managed Services Technology (GEMS) a feature-rich complete integration of audio-web and video, turning its Investor-relations and Event-conferencing business into true multimedia experiences for customers. The Genesys Conferencing Events and Managed Services (GEMS) technology is a key step in the full integration of all conferencing technologies in our call centers. Francois Legros stated, "Using the same operators, we will turn our current conferences into real multimedia experiences, adding the value of web presentation and video over IP, and maximizing our revenue per conference at minimal additional costs. Ultimately, these high-margin services will drive revenue and solidify our leading position in the conferencing market."

Guidance for 2002

Genesys Conferencing announced the following guidance for the fiscal year ending December 31, 2002:

    o Revenue is projected between Euro 230 million and Euro 250 million compared with Euro 211.8 million in 2001.

    o EBITDA is projected to grow between 27% and 33% on a pro forma basis compared to 2001, excluding the call-center restructuring charge. The projected EBITDA growth rate exceeds the revenue growth rate primarily due to the continued shift to automated services, which have higher margins, and improved operating efficiencies.

Year 2001 and Fourth-Quarter Conference Call and Webcast

The Company expects to release its financial results on March 6, 2002 and will hold a conference call at 5:30 p.m. Central European Time (GMT+1) or 11:30 a.m. Eastern Standard Time. Chairman and Chief Executive Officer Francois Legros, Executive Vice President, Chief Financial Officer Michael E. Savage and John J. Dion, Vice President Finance will host the call.

The conference call will be webcast live. The call may be accessed by:
Dialing +44 208 240 82 46 from Europe or (+1) 952 556 28 02 from North America to join the conference call and participate in the question and answer session, or joining the live webcast of the call at www.genesys.com.

About Genesys Conferencing

Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and North America.

Genesys Conferencing's ordinary shares are listed on the Euronext Paris Stock Exchange and its ADSs are listed on the Nasdaq National Stock Market Euronext:
3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP www.genesys.com.

At Genesys Conferencing

Michael E. Savage
Executice Vice President Chief Financial Officer
Direct Line: +33 4 99 13 27 34
mike.savage@genesys.com

Marine Pouvreau
Financial Communication
Direct Line: +33 4 99 13 25 17
marine.pouvreau@genesys.com

Florence Catel
Press Relations Corporate
Direct Line: +33 4.99.13.27.49
florence.catel@genesys.com

FORWARD-LOOKING STATEMENTS

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the form F4 registration statement which was filed by Genesys with the Securities and Exchange Commission on February 12, 2001. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 6, 2002

                                      GENESYS SA


                                      By: /s/ Pierre Schwich
                                          ----------------------------
                                          Name: Pierre Schwich
                                          Title: Executive Vice President,
                                                 Audit, Financial Planning
                                                 and Investor Relations